1000 Six PPG Place

Pittsburgh, PA 15222-5479

WWW.ATIMETALS.COM

March 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Claire Erlanger

RE:	Allegheny Technologies Incorporated

File No. 1-12001

Dear Ms. Erlanger:

This letter sets forth our response to the letter (the “Comment Letter”) dated March 23, 2022 from the Staff of the Securities and Exchange Commission with respect to Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview of 2021 Financial Performance, page 19

1.

We note that throughout the document, and in particular within MD&A, you disclose the non-GAAP financial measure, Adjusted EBITDA. Please revise to label this measure as a Non-GAAP financial measure and include the disclosures required by Item 10(e) of Regulation SK. In this regard, please revise to include a reconciliation of Adjusted EBITDA to its most comparable GAAP measure, which would be net income (loss). This reconciliation should also begin with the comparable GAAP measure. See Question 103.01 of SEC Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures updated April 4, 2018.

RESPONSE:

Our financial performance overview on page 19 leads with the Company’s net loss in 2021 of $38.2 million in the sentence prior to our use of the Adjusted EBITDA measure, so we believe we meet the Staff’s interpretive guidance on prominence of first disclosing the comparable GAAP measure. In future filings, our cross-reference to non-GAAP definitions and reconciliations will specifically identify Adjusted EBITDA as a non-GAAP measure, and describe in the initial usage of Adjusted EBITDA why management utilizes this metric along with other required Item 10(e) disclosures, similar to the disclosures we provided on page 36 of our 2021 Form 10-K. The reconciliation of Adjusted EBITDA begins with the GAAP measure pre-tax income (loss), not net income (loss). We will revise future filings to use net income (loss) as the applicable GAAP measure for all EBITDA reconciliations.

Results of Operations, page 20

2.

We note your disclosure of Total segment EBITDA on page 23 of your filing. Please note that although Segment EBITDA is a disclosure required in the notes to the financial statements by ASC 280, Total Segment EBITDA would be considered a non-GAAP measure when disclosed outside the notes to the financial statements. Please revise to remove this measure, or alternatively, provide the disclosures required by Item 10(e) of Regulation S-K as they apply to Total Segment EBITDA.

RESPONSE:

Our tabular disclosure on page 23 reconciles Total Segment EBITDA to pre-tax income (loss), which we believe is the nearest applicable GAAP measure for reporting segment operating performance. In future filings, we will expand our disclosures to include a reconciliation from Total Segment EBITDA to net income (loss).

Financial Condition and Liquidity, page 33

3.

We note your disclosure on page 35 of managed working capital, which does not appear to be consistent with the definition of working capital as defined in the FASB Codification Master Glossary. In this regard, please provide all the non-GAAP financial measure disclosures required by Item 10(e) of Regulation S-K. Additionally, please note that Item 10(e)(1)(ii)(A) indicates that a non-GAAP measure must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA. In this regard we note that your managed working capital measure excludes the short-term portion of current debt and other current liabilities which would appear to require cash settlement. Please revise or advise accordingly.

RESPONSE:

Our disclosures regarding managed working capital are not intended to represent working capital as defined in the FASB Codification Master Glossary. Our use of the managed working capital metric is more appropriately categorized as a key performance indicator (KPI) of the asset intensity of our operations, and we will revise our description to this effect in future filings, cease referring to the term as a liquidity measure based on the Item 10(e)(1)(ii)(A) guidance and remove any discussion of managed working capital from Financial Condition and Liquidity.    To the extent that we use this KPI in future filings, we will discuss its importance in our Results of Operations section of MD&A as a non-GAAP performance measure that it is not intended to be used in place of working capital or as a measure of liquidity. We will provide a reconciliation to all applicable GAAP balance sheet line item elements to enable the reader to understand the definition and use of this non-GAAP measure by management.

4.

We note your disclosure on page 37 of Net Debt to Adjusted EBITDA, Total Debt to ATI Capital, and Net Debt to ATI Capital, all of which appear to represent Non-GAAP financial measures. In this regard, the amount used for total ATI stockholders’ equity in the total debt to ATI capital and net debt to ATI capital measures, does not correspond to the comparable GAAP amount included in the audited financial statements. Please revise to include the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of the measures to the most comparable GAAP measure.

RESPONSE:

In future filings, to the extent we continue use these measures, we will expand our disclosures to specifically identify Net Debt to Adjusted EBITDA, Total Debt to ATI Capital, and Net Debt to ATI Capital as non-GAAP financial measures, reconcile the EBITDA measure to net income (loss), and replace our existing footnote (a) and (b) narrative reconciliation of the components of the Net Debt to ATI Capital and Total Debt to ATI Capital tables to a tabular, numerical reconciliation all applicable audited financial statement line items.

Notes to the Financial Statements

Note 2. Revenue, page 62

5.

We note that the chart on page 24 of MD&A, which discloses revenue by market type, is more detailed than the disaggregated revenue disclosure in Note 2 to the financial statements. Please revise your disclosure in Note 2 to include similar detailed level of revenue by market or explain to us why you do not believe that information is required See guidance at ASC 606-10-55-90.

RESPONSE:

We believe our footnote disclosure of disaggregated revenue by market type in Note 2 to the financial statements is fully compliant with ASC 606-10-55-90. We provide disaggregated revenue information for each material end market. The additional information provided in MD&A relative to our aerospace & defense and energy markets does not represent additional end markets but merely additional detail regarding some of these markets, which are impacted by the same economic factors, to enable a more thorough discussion in each business segment of changes in sales and segment EBITDA between periods. The decreases in aerospace and defense markets sales which have negatively impacted our financial results in fiscal years 2021 and 2020, compared to 2019, are fully disclosed in Note 2. In future filings, we will ensure that the level of disaggregated revenue by market information is disclosed at the same level of detail in both the financial statement footnotes and MD&A.

Note 18. Segments, page 96

6.

We note you disclose Segment EBITDA as your segment profitability measure as require under ASC 280. We also note on page 97 that within this footnote disclosure, you disclose Total ATI Adjusted EBITDA. Please note that this measure is considered a Non- GAAP financial measure and therefore must not be presented in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise accordingly.

RESPONSE:

In future filings, we will remove the line item Total ATI Adjusted EBITDA from this footnote disclosure.

Form 8-K furnished February 2, 2022

Exhibit 99.1 Earnings Release, page 1

7.

We note that your earnings release furnished on Form 8-K on February 2, 2022 discloses several Non-GAAP financial measures, including Total Segment EBITDA, Total ATI Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted EPS, Managed Working Capital, Net Debt to ATI Capital and Total Debt to ATI Capital. Please revise to clearly indicate that these are Non-GAAP financial measures and include the disclosures required by Item 10(e)(i) of Regulation S-K for each of these Non-GAAP measures

RESPONSE:

Regarding the Non-GAAP financial measures of Total Segment EBITDA, Total ATI Adjusted EBITDA, Adjusted Net Income (Loss) and Adjusted EPS, management will revise in future filings to more clearly indicate that these figures are Non-GAAP measures in the earnings release text. As an example, in the first table on page 1, in the asterisk on the Non-GAAP measures that refers readers to the detailed reconciliations, we will highlight these are in fact Non-GAAP measures. In addition, in our final table, Non-GAAP Financial Measures, we will enhance our lead-in disclosures to more fully explain why management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding the registrant’s financial condition and results of operations.

Regarding the Non-GAAP financial measure of Managed Working Capital, please see management’s response in Question #3 above.

Regarding the Non-GAAP financial measures of Net Debt to ATI Capital and Total Debt to ATI Capital, please see management’s response in Question #4 above.

*    *    *

Please contact the undersigned, Donald P. Newman at (801) 554-6890 with any questions or comments.

Very truly yours,

/s/ Donald P. Newman

Donald P. Newman

Executive Vice President, Chief Financial Officer

cc: Elliot S. Davis